# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: CASI Pharmaceuticals, Inc., CIK 0001962738
CUSIP: G1933S101
Title of class of securities: Ordinary Shares
Address of issuer's principal executive offices: 1701-1702, China Central Office Tower 1, No. 81 Jianguo Road, Chaoyang District, Beijing, China (F4), 100025
Date of event which requires filing of this statement: 12/16/2025
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Filed by CIK 0002010692
Persons authorized to receive notices and communications: James Huang, Panacea Venture, No. 5, Lane 1350, Fuxing Middle Road Xuhui District, Shanghai, China (F4), 200031, (86-21) 6176-1101

## Reporting persons
- Panacea Venture Healthcare Fund II, L.P. (CIK 0001869939): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 4,529,956; sole dispositive power 0; shared dispositive power 4,529,956; aggregate amount beneficially owned 4,529,956 (22% of the class)
- Panacea Venture Healthcare Fund II GP Company, Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 4,529,956; sole dispositive power 0; shared dispositive power 4,529,956; aggregate amount beneficially owned 4,529,956 (22% of the class)
- Panacea Innovation Limited (CIK 0002010692): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 4,529,956; sole dispositive power 0; shared dispositive power 4,529,956; aggregate amount beneficially owned 4,529,956 (22% of the class)
- James Huang (CIK 0001573160): type of reporting person: individual (IN); citizenship or place of organization: China (F4); source of funds: other (OO), personal funds (PF); sole voting power 121,571; shared voting power 4,529,956; sole dispositive power 121,571; shared dispositive power 4,529,956; aggregate amount beneficially owned 4,651,527 (22.5% of the class)

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares
Name of issuer: CASI Pharmaceuticals, Inc.
Address of issuer's principal executive offices: 1701-1702, China Central Office Tower 1, No. 81 Jianguo Road, Chaoyang District, Beijing, China (F4), 100025

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended and supplemented by inserting the following:

Panacea Venture Healthcare Fund II, L.P. purchased 979,956 Ordinary Shares for aggregate consideration of approximately $0.8 million. Mr. Huang received options to purchase an additional 10,000 Ordinary Shares in connection with his service as a director of the Issuer. Panacea Venture Healthcare Fund II, L.P. obtained the funds used to purchase the Ordinary Shares through capital contributions from its partners.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The information contained on the cover pages is incorporated by reference into this Item 5.

The ownership information presented herein represents beneficial ownership of Ordinary Shares as of the date of this filing, based upon 20,548,273 Ordinary Shares outstanding as of September 30, 2025, as set forth in the Issuer's Exhibit 99.1 to Form 6-K filed with the Securities and Exchange Commission on November 14, 2025.

Panacea Venture Healthcare Fund II, L.P. is the record holder of 4,529,956 Ordinary Shares.

James Huang is the sole owner of Panacea Innovation Limited, which is the sole owner of Panacea Venture Healthcare Fund II GP Company, Ltd., which is the general partner of Panacea Venture Healthcare Fund II, L.P. As a result, each of the Reporting Persons may be deemed to share beneficial ownership of the Ordinary Shares held of record by Panacea Venture Healthcare Fund II, L.P., but each disclaims such beneficial ownership.

In addition, Mr. Huang holds options to purchase 121,571 Ordinary Shares that are currently exercisable.
Number of shares as to which each person has sole or shared power to vote or dispose: The information contained on the cover pages is incorporated by reference into this Item 5.
Transactions in the class effected during the past sixty days: On December 16, 2025, Panacea Venture Healthcare Fund II, L.P. purchased 979,956 Ordinary Shares in a private transaction at a price of $0.80 per Ordinary Share. Except for the transactions disclosed in this Item 5(c), none of the Reporting Persons has effected any transactions in the Ordinary Shares during the past sixty days.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Signatures
- Panacea Venture Healthcare Fund II, L.P.: By: Panacea Venture Healthcare Fund II GP Company, Ltd., its general partner, By: Panacea Innovation Limited, its sole owner, /s/ James Huang, James Huang, Founding Managing Partner (12/17/2025)
- Panacea Venture Healthcare Fund II GP Company, Ltd.: By: Panacea Innovation Limited, its sole owner, /s/ James Huang, James Huang, Founding Managing Partner (12/17/2025)
- Panacea Innovation Limited: /s/ James Huang, James Huang, Founding Managing Partner (12/17/2025)
- James Huang: /s/ James Huang, James Huang (12/17/2025)